December 20, 2019

Transmitted by EDGAR Correspondence

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Scott Anderegg

Lilyanna Peyser

Re:	Request for Acceleration

Direct Communication Solutions, Inc.

Offering Statement on Form 1-A

File No. 024-11095

Dear Mr. Anderegg and Ms. Peyser:

Direct Communication Solutions Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 12:00 PM (noon) Eastern Time on December 23, 2019 or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Stephen Tollefsen at (425) 353-8883.

In addition, please notify Mr. Tollefsen when this request for qualification has been granted. Thank you for your assistance and cooperation.

Sincerely,
DIRECT COMMUNICATION SOLUTIONS INC.

/s/ Rich Gomberg
Rich Gomberg
Chief Financial Officer

cc: Stephen Tollefsen, Tollefsen Business Law PC